Exhibit 99.2

NEWS RELEASE – REGULATED INFORMATION

23 AUGUST 2023, 4:00PM EDT / 22:00 CET

MDxHealth Reports Q2 and Half Year 2023 Results

●	Year-over-year Q2 revenues increase by 143% to $16.7 million; excluding GPS, revenues up 29%

●	Q2 gross margin expanded to 59.7% up from 42.4% in the prior year period

●	Amended GPS purchase agreement with Exact Sciences defers Company’s earn-out payment period from 2024-2026 to now 2025-2027

●	Company reaffirms full year 2023 revenue guidance of $65-70 million

IRVINE, CA, and HERSTAL, BELGIUM – August 23, 2023 – MDxHealth SA (NASDAQ/Euronext: MDXH), a commercial-stage precision diagnostics company, today announced its financial results for the second quarter and half year ended June 30, 2023.

Michael K. McGarrity, CEO of mdxhealth, commented: “We are pleased to report another strong quarter of operating results for mdxhealth. Our focus on operating discipline, commercial execution and expansion of our menu continues to drive robust revenue growth, margin expansion, and advance us on our clear path to operating profitability.

“As we look forward, our Company is exceptionally well positioned to drive strong top-line growth. We have in place the most comprehensive menu of personal diagnostic solutions in prostate cancer, more favorable reimbursement for our tests, and a world-class sales and marketing team. Based on these positive dynamics, we believe the fundamentals are now in place to drive significant operating leverage that will lead to profitability on an adjusted EBITDA basis in the first half of 2025.”

Highlights for the second quarter and half year ended June 30, 2023

●	Q2-2023 revenue of $16.7 million, representing an increase of 143% over Q2-2022; excluding GPS, Q2-2023 revenue increased 29% over Q2-2022

●	Q2-2023 revenues of $16.7 million were comprised of $7.8 million from GPS (up from $6.2 million in Q1), $6.7 million from Confirm mdx, $1.6 million from Resolve mdx, with the remaining revenues from Select mdx and other

●	H1-2023 revenue of $31.4 million, representing an increase of 142% over H1-2022; excluding GPS, H1-2023 revenue increased 34% over H1-2022

●	Q2-2023 gross margin expansion of 1,723 basis points to 59.7% versus Q2-2022 gross margin of 42.4%

●	Billable test volume for the second quarter ended June 30, 2023, for Confirm mdx increased by 25% year-over-year and 22% sequentially to 5,318, while Select mdx increased by 4% year-over-year and 6% sequentially

●	Cash and cash equivalents of $39.5 million as of June 30, 2023

Financial review for the half year ended June 30, 2023

	Half Year Ended June 30,
USD in thousands (except per share data) Unaudited	2023	2022	% Change
Revenue	31,445	13,009	142%
Cost of goods	(12,740)	(7,237)	76%
Gross Profit	18,705	5,772	224%
Operating expenses	(35,165)	(22,795)	54%
Operating loss	(16,460)	(17,023)	(3)%
Net loss	(22,335)	(18,104)	23%
Basic and diluted loss per share	(0.08)	(0.12)	(33)%

Total revenue for the first half of 2023 was $31.4 million, an increase of 142% as compared to total revenue of $13.0 million for the first half of 2022. Excluding the GPS revenues, total revenues for the first half were $17.4 million, an increase of 34% compared to the first half of 2022. H1-2023 revenues of $31.4 million were comprised of $14.0 million from GPS, $12.4 million from Confirm mdx, $3.7 million from Resolve mdx, with the remaining revenues from Select mdx and other.

Gross profit for H1-2023 was $18.7 million as compared to $5.8 million for H1-2022. Gross margins were 59.5% for H1-2023 as compared to 44.4% for H1-2022, representing a gross margin improvement of 1,510 basis points, primarily related to product mix and the addition of GPS to the product menu.

Operating expenses for the first half of 2023 were $35.2 million, up 54% from $22.8 million for H1-2022, primarily related to the additional field sales personnel associated with the GPS business.

Operating loss for H1-2023 was $16.5 million, a decrease of 3% over H1-2022, driven by increased revenues and improved gross margin.

Net loss for H1-2023 of $22.3 million increased by $4.2 million versus $18.1 million for the prior year period, primarily due to an increase in financial expenses, of which $3.9 million was non-cash and relates to the fair value adjustment of the GPS contingent consideration, and the remainder was primarily related to an increase in interest expense from our debt facility.

Total cash use for H1-2023 declined to $16.5 million compared to $24.5 million for H2-2022, representing a 48% sequential decrease, bringing cash and cash equivalents as of June 30, 2023 to $39.5 million. The Company expects use of cash to continue to decline going forward.

Subsequent Events

On August 23, 2023, mdxhealth and Exact Sciences Corporation amended their existing Oncotype DX GPS prostate cancer business asset purchase agreement, deferring mdxhealth’s initial earnout payment by 3 years, from 2024 to 2027, in consideration for an amendment fee of $250,000 in cash and 250,000 of the Company’s ADSs, a 5-year subscription right (warrant) to acquire up to 1,000,000 of the Company’s ADSs at an exercise price of $5.265 per ADS (representing a 50% premium to the market price of the ADSs as of August 18, 2023), and an increase in the potential aggregate earnout amount from $70 million to $82.5 million. The Company agreed to convene a general shareholders’ meeting to approve the subscription right. Under the terms of the amended asset purchase agreement, mdxhealth has agreed to make earn-out payments to Exact Sciences in each of fiscal years 2025, 2026 and 2027, based upon certain revenues related to fiscal years 2024, 2025 and 2023, respectively. At the option of mdxhealth, the earn-out amounts can be settled in cash or through the issuance of additional ADSs of the Company (valued in function of a volume weighted average trading price of the Company’s shares at the end of the relevant earnout period) to Exact Sciences, provided that the aggregate number of shares representing the ADSs held by Exact Sciences shall not exceed more than 7.5% (increased from 5% in the initial agreement) of the outstanding shares of mdxhealth.

In addition, on August 9, 2023, mdxhealth announced that Cigna expanded commercial and Medicare Advantage coverage to include the Company’s Select mdx for Prostate Cancer test. With the addition of Select mdx, Cigna will now provide insurance coverage across mdxhealth’s full menu of precision diagnostic cancer tests, including its Confirm mdx and GPS tests. Contracted coverage with Cigna for the Select mdx test is expected to take effect in Q4 of this year.

Conference Call

Michael K. McGarrity, Chief Executive Officer and Ron Kalfus, Chief Financial Officer, will host a conference call and Q&A session today at 4:30 PM EST / 22:30 CET. The call will be conducted in English and a replay will be available for 30 days.

To participate in the conference call, please select your phone number below:

United States: 1-877-407-9716

Belgium: 0800 73904

The Netherlands: 0800 023 4340

United Kingdom: 0800 756 3429

Conference ID: 13740600

Webcast: https://viavid.webcasts.com/starthere.jsp?ei=1628877&tp_key=6fd554d31e

To ensure a timely connection, it is recommended that users register at least 10 minutes prior to the scheduled start time.

About mdxhealth

Mdxhealth is a commercial-stage precision diagnostics company that provides actionable molecular information to personalize patient diagnosis and treatment. The Company’s tests are based on proprietary genomic, epigenetic (methylation) and other molecular technologies and assist physicians with the diagnosis and prognosis of urologic cancers and other urologic diseases. The Company’s U.S. headquarters and laboratory operations are in Irvine, California, with additional laboratory operations in Plano, Texas. European headquarters are in Herstal, Belgium, with laboratory operations in Nijmegen, The Netherlands. For more information, visit mdxhealth.com and follow us on social media at: twitter.com/mdxhealth, facebook.com/mdxhealth and linkedin.com/company/mdxhealth

Financial statements and auditor review

The Company’s statutory auditor, BDO Bedrijfsrevisoren BV, has confirmed that its review procedures with respect to the Company’s condensed consolidated financial statements as of and for the six-month period ended 30 June 2023, prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) and as adopted by the EU, have been substantially completed. When completed, the aforementioned condensed consolidated financial statements may be found on the Company’s website at www.mdxhealth.com.

For more information:

mdxhealth

info@mdxhealth.com

LifeSci Advisors (IR & PR)

US: +1 949 271 9223

ir@mdxhealth.com

This press release contains forward-looking statements and estimates with respect to the anticipated future performance of MDxHealth and the market in which it operates, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “potential,” “expect,” “will,” “goal,” “next,” “potential,” “aim,” “explore,” “forward,” “future,” and “believes” as well as similar expressions. Forward-looking statements contained in this release include, but are not limited to, statements regarding the acquisition of Oncotype DX® GPS prostate cancer business from Exact Sciences including statements regarding the anticipated benefits of the acquisition; statements regarding expected future operating results; statements regarding product development efforts; and statements regarding our strategies, positioning, resources, capabilities and expectations for future events or performance. Such statements and estimates are based on assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable but may not prove to be correct. Actual events are difficult to predict, may depend upon factors that are beyond the company’s control, and may turn out to be materially different. Examples of forward-looking statements include, among others, statements we make regarding expected future operating results, product development efforts, our strategies, positioning, resources, capabilities and expectations for future events or performance. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: uncertainties associated with the coronavirus (COVID-19) pandemic, including its possible effects on our operations, and the demand for our products; our ability to successfully and profitably market our products; the acceptance of our products and services by healthcare providers; our ability to achieve and maintain adequate levels of coverage or reimbursement for our current and future solutions we commercialize or may seek to commercialize; the willingness of health insurance companies and other payers to cover our products and services and adequately reimburse us for such products and services; our ability to obtain and maintain regulatory approvals and comply with applicable regulations; timing, progress and results of our research and development programs; the period over which we estimate our existing cash will be sufficient to fund our future operating expenses and capital expenditure requirements; the possibility that the anticipated benefits from our business acquisitions like our acquisition of the Oncotype DX® GPS prostate cancer business will not be realized in full or at all or may take longer to realize than expected; and the amount and nature of competition for our products and services. Other important risks and uncertainties are described in the Risk Factors sections of our most recent Annual Report on Form 20-F and in our other reports filed with the Securities and Exchange Commission. MDxHealth expressly disclaims any obligation to update any such forward-looking statements in this release to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based unless required by law or regulation. This press release does not constitute an offer or invitation for the sale or purchase of securities or assets of MDxHealth in any jurisdiction. No securities of MDxHealth may be offered or sold within the United States without registration under the U.S. Securities Act of 1933, as amended, or in compliance with an exemption therefrom, and in accordance with any applicable U.S. securities laws.

NOTE: The mdxhealth logo, mdxhealth, Confirm mdx, Select mdx, Resolve mdx, Genomic Prostate Score, GPS and Monitor mdx are trademarks or registered trademarks of MDxHealth SA. The GPS test was formerly known as and is frequently referenced in guidelines, coverage policies, reimbursement decisions, manuscripts and other literature as Oncotype DX Prostate, Oncotype DX GPS, Oncotype DX Genomic Prostate Score, and Oncotype Dx Prostate Cancer Assay, among others. The Oncotype DX trademark, and all other trademarks and service marks, are the property of their respective owners.

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